UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes a press release issued on September 30, 2008, reaffirming SQM’s market outlook.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

For Immediate Release
SQM REAFFIRMS MARKET OUTLOOK

Santiago, Chile, September 30, 2008.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A), in light of the high volatility experienced by world stock markets and in SQM share price, reiterated its statements from its second quarter 2008 earnings release, regarding its expectations that results for the second half of this year will be significantly higher than both the results for the first half of this year and the results for the second half of 2007.

Patricio Contesse, Chief Executive Officer of SQM, stated, “Based on the sales we have accomplished so far, our current projections indicate that we will achieve record results in the third quarter. Furthermore, we believe this trend will continue into the fourth quarter and next year, considering that market fundamentals are expected to be strong in the medium and long terms.” Mr. Contesse went on to say, “Our expectations for the specialty plant nutrition, iodine and lithium markets have improved in the past 30 days, and in particular, sales volumes of iodine and lithium have exceeded our initial projections.”

In July of 2008, SQM reported the details of its capital expenditure plan, which includes approximately US$1 billion for the 2008-2010 period. The primary objectives of the plan are:
-	Increase production capacity of potassium-based products in the Salar de Atacama by approximately 250,000 tons per year;
-	Increase production capacity of lithium carbonate to 40,000 tons per year, already accomplished in this third quarter;
-	Increase production capacity of nitrates by approximately 25%, by building a new potassium nitrate facility with a capacity of 300,000 tons per year by the second half of 2010;
-	Increase production capacity of iodine by approximately 25% by 2012;
-	Explore mining properties in order to search for potential metallic mineral resources; and
-	Undertake a number of other investments aimed at improving productivity and infrastructure.

With respect to the capex plan, Mr. Contesse remarked, “SQM is in a unique position today, with excellent growth prospects observed across all of its main markets. SQM’s solid financial position will enable the Company to face the growth it expects to see during the coming years.”

The Company is expecting a year-end 2008 ratio of net financial debt to EBITDA (1) less than 0.5 times, and given the strong projected cash flows, SQM should maintain solid financial indicators in the coming years.

(1) Net financial debt = total financial debt less cash and cash equivalents. EBITDA = operating income plus depreciation.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s world leadership in its three core businesses: Specialty Plant Nutrition, Iodine and Lithium.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based on vast and high quality natural resources.
•	Know-how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales network with offices in more than 20 countries and sales in over 100 countries.

•	Synergies from the production of multiple products that are obtained from the same two natural resources.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information, please visit our Web site, www.sqm.com, or contact:

Patricio Vargas, 56-2-4252274 / patricio.vargas@sqm.com
Carolyn McKenzie, 56-2-4252074 / carolyn.mckenzie@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.

Chief Financial Officer

Date: October 1, 2008